UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
 EXCHANGE ACT OF 1934
For the month of May 2018
Commission File Number: 001-32199
Ship Finance International Limited
--------------------------------------------------------------------------------
(Translation of registrant's name into English)
Par-la-Ville Place
14 Par-la-Ville Road
 Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 to this report on Form 6-K is a copy of the press release of Ship Finance International Limited (the "Company"), dated May 3, 2018, announcing that the underwriters in the Company's underwritten public offering of $150 million aggregate principal amount of Convertible Senior Notes due 2023 (the "Notes") have exercised a portion of their option to purchase additional Notes to cover over-allotments.

Attached hereto as Exhibit 5.1 to this report on Form 6-K is the opinion of MJM Limited.

Attached hereto as Exhibit 5.2 to this report on Form 6-K is the opinion of Seward & Kissel LLP.

This report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-213782) that was filed with the U.S. Securities and Exchange Commission with an effective date of September 26, 2016.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SHIP FINANCE INTERNATIONAL LIMITED

Date: May 4, 2018
	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Chief Executive Officer Ship Finance Management AS (Principal Executive Officer)